Exhibit (a)(5)(U)

LABCORP SUCCESSFULLY COMPLETES TENDER OFFER FOR ORCHID CELLMARK

AND COMMENCES SUBSEQUENT OFFERING PERIOD TO ALLOW FOR ADDITIONAL

TENDERS

BURLINGTON, N.C. December 12, 2011 — Laboratory Corporation of America® Holdings (NYSE: LH) today announced the successful completion of the cash tender offer by its wholly owned subsidiary, OCM Acquisition Corp., for all outstanding shares of common stock of Orchid Cellmark Inc. (NASDAQ: ORCH). The initial offer period for the tender offer expired at 5:00 p.m., New York City time, on December 9, 2011.

The depositary for the tender offer has advised LabCorp that as of the expiration of the initial offer period of the tender offer, stockholders of Orchid Cellmark had validly tendered 25,965,712 shares of Orchid Cellmark common stock, including 67,735 shares of Orchid Cellmark common stock tendered through notices of guaranteed delivery. The shares tendered represent approximately 86.5% of Orchid Cellmark’s currently outstanding shares, and approximately 86.3% excluding the shares tendered by notices of guaranteed delivery. All Orchid Cellmark shares validly tendered in the offer have been accepted for payment in accordance with the terms of the tender offer.

LabCorp further announced that it is commencing a subsequent offering period which will expire at 4:00 p.m., New York City time, on December 15, 2011, unless further extended. The purpose of this subsequent offering period is to enable Orchid Cellmark stockholders who have not previously tendered their shares of common stock during the initial offer period to do so and promptly receive the same $2.80 per share that was paid to Orchid Cellmark stockholders who previously tendered their shares of common stock during the initial offering period. During the subsequent offering period, tendering stockholders will not have withdrawal rights.

The subsequent offering period of the tender offer is being made pursuant to the previously announced merger agreement among LabCorp, OCM Acquisition Corp. and Orchid Cellmark dated as of April 5, 2011, as amended.

Following completion of the subsequent offering period, if LabCorp owns at least 90% of the outstanding shares of Orchid Cellmark common stock, after LabCorp’s exercise of the top-up option under the terms of the merger agreement, if necessary, LabCorp intends to complete a short-form merger in accordance with the merger agreement. In the short-form merger, OCM Acquisition Corp. will merge with and into Orchid Cellmark and each share of Orchid Cellmark common stock not tendered in the tender offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by LabCorp, OCM Acquisition Corp. or Orchid Cellmark or their respective subsidiaries, will be converted in the

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merger into the right to receive $2.80 per share in cash, without interest and less any required withholding taxes. This is the same price per share paid in the tender offer.

Important Additional Information Has Been Filed with the SEC

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc.’s common stock. The tender offer is being made pursuant to a tender offer statement as amended and related materials (including the Offer to Purchase and the Letter of Transmittal). ORCHID STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT ON SCHEDULE TO AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL), AS AMENDED, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS AMENDED, REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO and related materials, including the Offer to Purchase and Letter of Transmittal, have been filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. with the SEC and mailed to Orchid stockholders. The solicitation/recommendation statement on Schedule 14D-9 has been filed by Orchid Cellmark Inc. with the SEC and mailed to Orchid stockholders. Investors and security holders may obtain a copy of these statements at no cost and other documents filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. or Orchid Cellmark Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained at no cost by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others. BofA Merrill Lynch is acting as Dealer Manager for the tender offer and can be reached at 1-888-803-9655.

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing. LabCorp furthers its scientific expertise and innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Genzyme GeneticsSM*, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc., and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

*	Genzyme Genetics and its logo are trademarks of Genzyme Corporation and used by Esoterix Genetic Laboratories, LLC, a wholly-owned subsidiary of LabCorp, under license. Esoterix Genetic Laboratories and LabCorp are operated independently from Genzyme Corporation.

Investors are cautioned that statements in this press release that are not strictly historical statements, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners;

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dependence on key personnel and customers; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

Contact:

Laboratory Corporation of America® Holdings

Investor/Media Contact:

Stephen Anderson, 336-436-5274

Company Information: www.labcorp.com

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